UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Global Med Technologies, Inc.
(Name of Subject Company)
Global Med Technologies, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share, and
Series A Convertible Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
37935E101
(CUSIP Number of Class of Securities)
Michael I. Ruxin
Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420,
Lakewood, CO 80215
(303) 238-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copies to:
Clayton E. Parker
Martin T. Schrier
K&L Gates LLP
200 S. Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Global Med Technologies, Inc., a Colorado corporation (“Global Med”), with the Securities and Exchange Commission (the “SEC”) on March 4, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”), through its wholly owned subsidiary Atlas Acquisition Corp., a Colorado corporation (“Purchaser”), to purchase all of the outstanding shares of Global Med’s common stock, $0.01 par value per share (the “Global Med Common Stock”), and all of the outstanding shares of Global Med’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Global Med Preferred Stock”), upon the terms and subject to the conditions set forth in Haemonetics’ Offer to Purchase, dated February 19, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”). The Offer to Purchase is attached as Exhibit (A)(1)(A) to the Schedule TO filed by Haemonetics with the SEC on February 19, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and the terms of the Offer (as defined below) are set forth in the Offer to Purchase and in the related Letter of Transmittal for the Global Med Common Stock and the Letter of Transmittal for the Global Med Preferred Stock (each, as the context requires, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 9.	Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

(a)(10)	Letter to former shareholders of Inlog S.A. dated March 5, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL MED TECHNOLOGIES, INC.
By:	/s/ MICHAEL I. RUXIN, M.D.
	Name:	Michael I. Ruxin, M.D.
	Title:	Chief Executive Officer

Dated: March 5, 2010